July 6, 2010

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Coari Participações S.A.
Registration Statement on Form F-4
Filed December 7, 2009
File No. 333-163549

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Coari Participações S.A. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of its Registration Statement on Form F-4 (File No. 333-163549), together with all exhibits thereto (the “Registration Statement”). The Registration Statement was initially filed with the Commission on December 7, 2009 and has not been declared effective.

The Company is requesting withdrawal of the Registration Statement because its controlling shareholder, Telemar Norte Leste S.A. (“Telemar”), has decided not to pursue the corporate reorganization that would have ultimately resulted in the merger of the Company with and into Telemar, of which the merger of shares between the Company and Brasil Telecom contemplated in the Registration Statement is an integral intermediary step.

No securities were sold pursuant to the Registration Statement.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company requests in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a new registration statement.

We appreciate in advance your time and attention. Should you have any questions regarding the foregoing, please contact the Company’s U.S. legal counsel, Mark O. Bagnall of White & Case LLP at 305-995-5225.

Very truly yours,

/s/ Alex Waldemar Zornig
Alex Waldemar Zornig
Chief Financial Officer
Coari Participações S.A.

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